Form 10-K, Exhibit 13
period 1996-06-30
SYMIX SYSTEMS INC
filed 1996-09-30
CIK 872443

1996 Annual Report

SYMIX
SOFTWARE YOU CAN RUN WITH

[photo:  laptop computer]



This 1996 ANNUAL REPORT OF SYMIX SYSTEMS, INC. (NASDAQ:SYMX) is formatted as an audio-visual presentation. It echoes the presentation we are making to members of the INVESTMENT COMMUNITY, telling them our GROWTH STORY. This non-traditional approach to our annual report reflects the non-traditional thinking that is the engine of our future. Inside is a fast-paced look at our NEW MANAGEMENT GROUP, products, services and marketing. It also tells about record sales, record profits and a return to profitability.

     PRESENTATION AGENDA: shareholders' letter, page 1; review of operations, page 4; selected financial data, page 11; management's discussion and analysis, page 12; audited financial statements and notes, page 14.

[photo:  notepad]

      PROFILE

SYMIX

      POSITIONING

       - SYMIX is the world's leading provider of OPEN, client/server manufacturing software solutions in the MID-RANGE DISCRETE CONFIGURABLE market.

       - SYMIX solutions are designed and developed to optimize the ENTERPRISE RESOURCE PLANNING (ERP) requirements of discrete mixed-mode manufacturing companies.


NOTES  GREAT TO SEE SYMIX ON THE ROAD SPEAKING TO THE FINANCIAL
       COMMUNITY!

     PROFILE

SYMIX

     POSITIONING


       - SYMIX is the world's leading provider of OPEN, client/server manufacturing software solutions in the MID-RANGE DISCRETE CONFIGURABLE market.

       - SYMIX solutions are designed and developed to optimize the ENTERPRISE RESOURCE PLANNING (ERP) requirements of discrete mixed-mode manufacturing companies.


POSITIONED TO GROW--WORLDWIDE SALES AND SERVICE CAPABILITY AND STRATEGIC RELATIONSHIPS WITH THIRD PARTY SUPPORT PROVIDERS.



                                                           corp96.ppt - 5/96 - 2


THE SYMIX ENTERPRISE RESOURCE PLANNING SOFTWARE SOLUTIONS are developed for manufacturers who must optimize the rigorous demands of make-to-order and mixed-mode production requirements. With more than 2,400 installations worldwide, Symix focuses on mid-size manufacturers operating in four key markets -- industrial equipment, fabricated metals, electronics and furniture/fixtures. Founded in 1979, Symix is headquartered in Columbus, Ohio employing more than 350 people, with direct sales and support offices in the AMERICAS, EUROPE and ASIA PACIFIC.

     Symix software encompasses both comprehensive functionality and leading technology. We support it with a full range of services provided through either direct Symix consultants, third party software and services partners, system integrators, or consulting/accounting firms.

[photo:  globe]


     GLOSSARY of key terms. MID-RANGE DISCRETE MANUFACTURING: Manufacturers with annual revenue between $10 and $350 million per manufacturing location that produce individual (discrete) items in lots or batches. ENTERPRISE RESOURCE PLANNING (ERP): Solutions for the effective planning and execution of all resources of a manufacturing company. MIXED MODE: A combination of manufacturing styles in a single enterprise -- engineer-to-order, make-to-order, make-to-stock and/or repetitive.

     FINANCIAL HIGHLIGHTS

SYMIX

     YEAR ENDED JUNE 30

     ($ IN MILLIONS EXCEPT PER SHARE DATA)        1996      1995      1994
     ----------------------------------------------------------------------
       - Total Revenues                           $45.8     $42.8     $35.5
       - Operating Expenses                        42.3      44.2      34.7
       - Net Income (Loss)                          2.3       (.6)       .6
       - Earnings (Loss)
          Per Share*                               0.40     (0.12)     0.10
       - Total Assets                             $30.5     $26.1     $24.5
       - Shareholders' Equity                      17.1      14.5      15.6

       *REFLECTS ADJUSTMENT FOR 2:1 SHARE SPLIT APPROVED ON AUGUST 27, 1996

                                                           corp96.ppt - 5/96 - 2


IN ITS FIRST FULL YEAR, SYMIX'S NEW MANAGEMENT TEAM AND EMPLOYEES DELIVERED RECORD PROFITS.




DEAR SHAREHOLDERS: Fiscal 1996 was, by every measure, a turnaround year,
- - and A RECORD YEAR FOR PROFITS. Net income for the year improved to
$2.3 million, or $0.40 per share from a prior year net loss of $638,000, or $(0.12) per share.

     Our new management team led Symix to profitability through accelerated revenue growth. Although total revenue improved only 7% in this transitional year, our emphasis on selling more profitable software licenses resulted in a 33% INCREASE IN LICENSE FEES in the second half (excluding third party software and customization services).

     It was also a year of IMPROVED PRODUCTIVITY, which reflects on the dedicated support of our employees. Without that support, the turnaround would not have been possible. We wish to express our appreciation to them, a number of whom are also shareholders.

     In March, 1996, we INTRODUCED SYMIX SYTELINE-TM-, our new client/server, graphical user interface ERP product. Building on previous versions of Symix, Symix SyteLineTM combines the robust functionality of a proven manufacturing system, including multi-site capabilities and enhanced international financial reporting, with the speed and ease-of-use of graphical user interface products. Symix SyteLine-TM- incorporates Microsoft-centric standards, supports Windows 95, Windows NT and UNIX and easily interfaces with desktop applications. This new product represented approximately 70% of Symix software sales for the Company in the fourth quarter.

     CRITICAL ISSUES

SYMIX

     FISCAL YEAR 1996 OVERVIEW

       - Record profits, improved productivity
       - New management team/renewed focus
       - New product, Symix SyteLine-TM-, well received
       - Increased investment in development and marketing
       - Expansion to 2,400 customer sites
       - Momentum


                                                           corp96.ppt - 5/96 - 2


AMONG OUR FY 1996 CUSTOMER SERVICE INITIATIVES WAS OUR WEB SITE. VISIT IT AT http://www.Symix.Com


     Through the development of our professional services organization and ALLIANCES with national and regional consulting firms, we are able to address the key requirements of the mid-range manufacturer; rapid deployment of an easy-to-use, flexible, highly integrated manufacturing system. We launched SEVERAL NEW CUSTOMER SERVICE INITIATIVES including expanding hotline telephone and emergency support capabilities and implemented a new customer service and call tracking system. We also introduced OUR INNOVATIVE WEB SITE on the Internet.

     We are particularly excited about our prospects in the international markets. Our RELATIONSHIP WITH MITSUI & CO., LTD. is developing where we now have a "Mitsui Symix Center" in Tokyo providing local training and support for our customers. Our operations continue to expand in China, the Pacific Rim, and Europe. We recently converted two distributors in Australia and The Netherlands to subsidiary operations; and on August 8, 1996, we acquired the French manufacturing software specialist, GSI Industrie, which will provide a full sales, service and support operation for Symix SyteLineTM in France. We anticipate that revenue outside of North America will increase to 25% of total revenue, approximately double this year's percentage.


[photo:  Larry Fox]

     CURRENT OOUTLOOK

SYMIX

     KEY OBJECTIVES


       - Mid-market leader in selected vertical markets
       - Commitment to open systems/flexible technology
       - Focus on customer service initiatives
       - Expansion of third party software & services alliances
       - Continued expansion of international presence



                                                           corp96.ppt - 5/96 - 2


EUROPE, AUSTRALIA AND THE PACIFIC RIM WILL ACCOUNT FOR ROUGHLY 25% OF SYMIX REVENUE IN THE YEAR TO COME.



     Our strategy for 1997 is to FOCUS on our target market, and initiate new alliances that will increase the functionality of our product. We will continue to invest in people and technologies to BETTER SERVICE OUR CUSTOMERS.

     We entered the past fiscal year with our primary objective to return the Company to acceptable levels of PROFITABILITY and to position ourselves for future growth. With record profits and ACCELERATING REVENUE GROWTH, we believe we met those goals. We enter the new fiscal year well-positioned as the leading supplier to the rapidly expanding mid-range Enterprise Resource Planning (ERP) marketplace. Our ability to GROW OUR BUSINESS at a rate that reflects the rapidly expanding ERP market will determine our success. We are enthusiastic about our prospects.



[photo:  Steve Sasser]


/s/Lawrence J. Fox                      /s/Stephen A. Sasser
- -------------------------               ---------------------------
Lawrence J. Fox                         Stephen A. Sasser
CHAIRMAN OF THE BOARD                   PRESIDENT AND
AND CHIEF EXECUTIVE OFFICER             CHIEF OPERATING OFFICER

     MARKETS & PRODUCTS

SYMIX

     ENTERPRISE RESOURCE PLANNING MARKETPLACE


       ($ IN BILLIONS)

       15                                                  $15.1

       10

        5      $2.8      $4.1      $5.6

        0      1994      1995      1996                     2001

       ERP MARKET EXPECTED TO EXCEED $15 BILLION IN FIVE YEARS
       SOURCE: ADVANCED MANUFACTURING RESEARCH, INC.



                                                      corp96.ppt - 5/96 - 2



OUR CUSTOMERS DO NOT HAVE LARGE INFORMATION SERVICES STAFFS OR BUDGETS. OUR INTEGRATED AND OPEN SYSTEM IS A PERFECT FIT.




TODAY'S COMPETITIVE ENVIRONMENT requires manufacturers to be FLEXIBLE AND RESPONSIVE as customers are demanding high quality, low costs and short delivery cycles. Customer-driven manufacturers must increase the efficiency of their operations by increasing the productivity of personnel and the efficient management of assets throughout the enterprise. Manufacturers need an INTEGRATED INFORMATION MANAGEMENT SYSTEM which can provide critical data as needed. Our OPEN SYSTEMS, CLIENT/SERVER ERP systems solutions provide the market with the right combination of technology and functionality.

     ERP solutions help manufacturers manage the flow of product information through all phases of the business cycle from quotation and order entry through materials procurement, capacity and production management to distribution and financial reporting. According to Advanced Manufacturing Research, Inc., a market analysis and consulting firm servicing the manufacturing industry, the worldwide ERP MARKETPLACE will reach approximately $5.6 BILLION in revenue in 1996 and will grow 20% to 40% per year over the next five years as manufacturers look to technology to increase competitive advantage.



[photo:  discrete manufacturing environment]

     MARKETS & PRODUCTS

SYMIX

     THE MARKET

       - ERP software is "mission critical"
       - New technology is enabling manufacturers to realize faster delivery times, lower costs, and increase revenues
       - Mid-range manufacturers want proven solutions in their industries and markets - expertise is critical



                                                      corp96.ppt - 5/96 - 2



THE COMPANY'S TARGET MARKET is mid-range discrete manufacturing sites with annual revenue between $10 and $350 million. The ERP system is typically the most important application system for the mid-range manu-facturer since it is the "BACKBONE" OF THE MANUFACTURER'S OPERATION. However, most mid-range manufacturers have a small, but important, information systems staff to plan, implement and manage software application systems. The system must be affordable, but incorporate a wide range and depth of functionality, be easy to install and maintain, and be rapidly deployed.

     Our customers are realizing the benefits of successful, fast implementations as evidenced by numerous customer testimonials reflecting improved sales and profits after implementing Symix within six to nine months. Symix continues to support its customers after implementation through on-going education classes, technical support and upgrades.

AN ERP SYSTEM GOES RIGHT TO THE HEART OF THE MID-RANGE MANUFACTURER. THEY NEED SPEED OF INSTALLATION AND EASE OF OPERATION -- WE DELIVER IT!


[photo:  desk chair]

     MARKETS & PRODUCTS

SYMIX

     SYMIX SYTELINE-TM- INTRODUCED MARCH, 1996

       "IN THIS NEW PRODUCT, SYMIX HAS DONE A PARTICULARLY GOOD JOB SUPPORTING DISTRIBUTED MANUFACTURING COMPANIES. SYMIX SYTELINE-TM-OFFERS AN EXCELLENT SCHEME FOR CENTRALIZED ORDER ENTRY WITH DISTRIBUTED MANUFACTURING AND DISTRIBUTION," SAID JAMES C.
       SHEPARD, VICE PRESIDENT OF RESEARCH OF ADVANCED MANUFACTURING
       RESEARCH.




                                                      corp96.ppt - 5/96 - 2




[photo:  computer disk]

SYMIX SYTELINE-TM- HAS BEEN ACCEPTED WITH ENTHUSIASM, ALLOWING CUSTOMERS TO MANAGE THEIR ENTIRE ENTERPRISE AND MAXIMIZE ROI.


     Marking A SIGNIFICANT MILESTONE in its history, Symix released a major ERP application, Symix SyteLineTM, in March, 1996. Symix SyteLineTM was developed from previous versions of Symix applications and features multi-site and distributed manufacturing capabilities, a substantially improved customer service interface and expanded international financial reporting features. The enhanced multi-site capabilities allow both centralized and decentralized organizations to manage manufacturing and financial operations. Order entry functions allow full visibility into inventory at multiple plants and real-time financial accountability across the company.

     Symix SyteLine-TM- is written in PROGRESS, an EXTREMELY SCALABLE and powerful FOURTH-GENERATION LANGUAGE. As a Microsoft Solution Provider, Symix incorporated Microsoft-centric standards in Symix SyteLineTM, which supports both Windows 95 and Windows NT. Because of its open, client/server architecture, Symix SyteLineTM also supports multiple platforms including UNIX servers and PROGRESS or ORACLE relational databases.

     MARKETS & PRODUCTS

SYMIX

     SYMIX SYTELINE-TM- OVERVIEW


                                       Manufaacturing
                           Planning &    Production          Enterprise
             Project       Materials     Capacity            Administration
             Control       Management    Requirements
                                         Planning            Cash
                                                             Management
             Customer      Purchasing                        Accounts Payable
             Service                     Scheduling
ORDER
CONFIGUR-
ATION        Order         Inventory     Shop Floor          Accounts
             Entry                       Control             Receivable

ESTIMATING   Order         MRP           Work Orders/Jobs    Payroll
             Inquiry

             Pricing       Distribution  Production          Human
                                         Schedules           Resources
             Inventory                   Just-In-Time/
             Availability  Engineering   Kanban
                                         Product             Fixed Assets
                                         Configuration
             Marketing/                  Costing             Multinational
             Sales                       Quality Manage-     Business
                                         ment
             RMA

                General Ledger

                Financial Statements        Management Reports


                                                      corp96.ppt - 5/96 - 2

"WE EXPECT TO CAPITALIZE ON SIGNIFICANT PRODUCTIVITY GAINS WHILE OUR CUSTOMERS REAP THE BENEFITS OF FASTER AND MORE RESPONSIVE SERVICE"
         SYMIX SYTELINE-TM- CUSTOMER


SYMIX SYTELINE-TM- consists of FULLY INTEGRATED FUNCTIONALITY that comprehen-sively supports a manufacturer's business process including key areas such as customer service, manufacturing and materials planning, production management, and finance and administration.

     Symix SyteLine-TM- SUPPORTS THIRD-PARTY SOFTWARE PRODUCT INTEGRATIONS that further expand the functionality of Symix SyteLineTM. These include Order and Product Configuration, Automated Data Collection, Electronic Data Interchange, Computer Aided Design Interface and external payroll interfaces. Several new product integrations are planned for 1997.

     Our industry leading order and product configurator allows manufacturers to capture customer requirements at order time, automatically transfer the specifications to planning and production, and monitor order status through the entire process. This tight integration increases order accuracy, reduces time-to-delivery and reduces costs. The results are increased revenues and customer satisfaction.

[photo:  computer monitor]

     COMPETITIVE ADVANTAGES

SYMIX

     TARGETED FOR MID-RANGE MANUFACTURERS

       - INTEGRATED, ROBUST FUNCTIONALITY
       - FAST TIME-TO-BENEFIT, INSTALLATIONS IN 6 TO 9 MONTHS
       - ADVANCED OPEN TECHNOLOGY - GRAPHICAL, CLIENT SERVER
       - SUPERIOR SUPPORT AND SERVICES - SYMIX TAKES RESPONSIBILITY
       - TOP-TIER PARTNERS - THIRD PARTY PRODUCTS, BIG SIX, MAJOR
         REGIONAL CONSULTANTS, HARDWARE



                                                      corp96.ppt - 5/96 - 2


COMPETITIVE ADVANTAGE is created when an organization understands its market, focuses on delivering market requirements and is maniacal about execution. Symix is FOCUSING ON WHAT MATTERS to mid-range manufacturers and using innovation and technology to deliver the right solutions to our customers. With more than 16 years of experience with mid-range manufacturing, Symix is uniquely qualified to deliver what matters, ROBUST FUNCTIONALITY ON CURRENT, YET PROVEN TECHNOLOGY.

     The ability to quickly install a system is critical given the pressures of limited financial and technical resources of the mid-range manufacturer. In addition to its significant internal consulting and services capabilities, Symix continues to develop ALLIANCES WITH SYSTEM INTEGRATORS, CONSULTING AND ACCOUNTING FIRMS to support the customer's migration to Symix. Symix can also support multi-national companies with local sales and support operations throughout the world including Asia Pacific and Europe.



[photo:  Human Resources person]



AS WELL AS LOCAL SALES, SUPPORT AND SERVICES ORGANIZATIONS INTERNATIONALLY, SYMIX FORMS ALLIANCES WITH SYSTEM INTEGRATORS, CONSULTING AND ACCOUNTING FIRMS.

     CUSTORMER RESULTS

SYMIX

     SPEED!

       - This year our customers have been able to:
         - realize 90% return on system investment in nine months
         - compress order processing time by 75%
         - cut lead time on raw materials by 50%
         - improve inventory turns by 20%
         - cut missed shipments by 50%


                                                      corp96.ppt - 5/96 - 2

SYMIX, WITH ITS PARTNERS, DELIVERS THE TOTAL ERP PACKAGE.


RESULTS are what it is all about. Our customers have realized the benefits of increased productivity of personnel, shortened order cycles, reduced production costs, and improved margins. The opportunities for savings and improved RESPONSIVENESS TO THE CUSTOMER can be achieved in a number of ways; whether by managing the plant's capacity to meet anticipated demand while minimizing expediting, ensuring that changes from customers and engineering get incorporated in a timely manner, or reducing carrying costs while ensuring material availability for scheduled productions.

     Customers want a vendor who can deliver NOT JUST SOFTWARE, BUT ALSO SERVICES AND SUPPORT for a reasonable price. Now more than ever, manufacturers must respond to changing customer requirements and SPEED IS CRITICAL. SYMIX DELIVERS functionality, technology, expertise, partners and confidence to manufacturers -- FAST. This recipe will lead to success for both customers and Symix.

[photo:  foot race]

FINANCIAL RESULTS

SYMIX
    IMPROVED PRODUCTIVITY

    -  REVENUE PER EMPLOYEE

    $150,000


    $120,000

             $106,300  $109,100  $109,900  $119,600  $144,400
     $90,000
               1992      1993      1994      1995      1996

                                                              corp96.ppt-5/96-10

Cost Control and improved productivity-played a major role in the record profitability in 1996.

Our RECORD EARNINGS and significant financial improvement from the prior year have been the result of FOCUSING ON MORE PROFITABLE, LESS CUSTOMIZED SOFTWARE SALES, improving productivity and ensuring investment only in areas that are critical to the future success of the Company. Although we have opportunities for further improvement, average REVENUE PER EMPLOYEE IMPROVED 21% from the previous year to $145,000. We also reduced recur-ring operating expenses, excluding cost of revenue, by 11% from the previous year despite increasing spending for product development, customer support and promotional programs.

    Our CASH POSITION REMAINS STRONG and we currently have no bank debt outstanding. During the fiscal year, we were pleased to sign with Bank One, Columbus, N.A. a two year $6.0 million unsecured revolving line of credit to further ensure access to capital if the need arises. Based on our accelerating revenue growth, improved margins and solid balance sheet, we are posi-tioned to ensure current and future shareholder value.



/s/ Lawrence W. DeLeon

Lawrence W. DeLeon
Vice President and Chief Financial Officer

SELECTED FINANCIAL DATA

The following table summarizes certain consolidated financial data for each of the five years presented. The selected consolidated data presented below have been derived from, and should be read in conjunction with, the Company's audited consolidated financial statements, and the notes thereto.


                                                                 Year Ended June 30,
(IN THOUSANDS, EXCEPT PER SHARE DATA)        1996            1995           1994           1993           1992
- --------------------------------------------------------------------------------------------------------------
OPERATING STATEMENT DATA:
Net revenue                                $45,759       $42,828        $35,486        $30,006        $26,686
Cost of revenue                             15,678        14,882         12,600         11,560         10,258
- --------------------------------------------------------------------------------------------------------------
  Gross margin                              30,081        27,946         22,886         18,446         16,428
Operating expenses
  Selling, general, and administrative      22,411        25,564         19,505         15,779         13,356
  Research and product development           3,673         3,744          2,589          1,562          1,004
  Restructuring and other unusual charges      506            --             --             --             --
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------
  TOTAL OPERATING EXPENSES                  26,590        29,308         22,094         17,341         14,360
- --------------------------------------------------------------------------------------------------------------
Operating income (loss)                      3,491        (1,362)           792          1,105          2,068
Other income, net                              221           314            122             56            125
- --------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes            3,712        (1,048)           914          1,161          2,193
Provision (benefit) for income taxes         1,404          (410)           330            448            856
- --------------------------------------------------------------------------------------------------------------
  NET INCOME (LOSS)                        $ 2,308      $   (638)       $   584        $   713        $ 1,337
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------
Earnings (loss) per share                  $  0.40      $  (0.12)       $  0.10        $  0.12        $  0.23
Weighted average common and common share
   equivalents outstanding                   5,706         5,424          5,742          5,802          5,782
BALANCE SHEET DATA:
Working capital                            $ 7,538      $  6,363        $ 9,466        $11,458        $10,921
Total assets                                30,463        26,069         24,473         21,743         19,331
Total long-term debt and lease obligations       -           138            335            559            767
Total shareholders' equity                  17,102        14,508         15,641         15,615         14,186
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------



*Note: Where appropriate, all share data and references in this report have been adjusted for the 2:1 share split, effected in the form of a share distribution of one share for each share outstanding, approved by the Board of Directors on August 27, 1996.


NET REVENUE                                      NET INCOME (LOSS)                       TOTAL SHAREHOLDERS' EQUITY
(IN THOUSANDS)                                   (IN THOUSANDS)                          (IN THOUSANDS)

                                   $45,759                                     $2,308                                       $17,102
                          $42,828                                                                 $15,615  $15,641
                                                                                         $14,186                    $14,508
                 $35,486
        $30,006                                  $1,337
$26,686
                                                         $713
                                                                $584

                                                                       $(638)


 1992     1993      1994     1995    1996           1992   1993  1994    1995     1996       1992     1993    1994     1995    1996


MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994. The Company's revenue is derived primarily from (i) licensing Symix software and providing custom programming services, and (ii) providing installation, implementation, training, consulting and systems integration services along with providing software product support and maintenance on a subscription basis. Historically, the Company has resold other manufacturer's computer hardware but has transitioned from reselling, because of low margins, to establishing cooperative marketing programs with hardware vendors. Revenue for all periods presented is accounted for in accordance with AICPA Statement of Position 91-1 on Software Revenue Recognition.

REVENUE
Net revenue increased 7% to $45.8 million in fiscal 1996, compared to increases of 21% and 18% for the years ended June 30, 1995 and 1994, respectively. Increased service and support revenue was the primary contributor to the overall net revenue increase. Service revenue increased $2,926,000, $7,401,000 and $4,156,000 in 1996, 1995, and 1994, respectively. The revenue mix since 1994 is shown in the table below:

REVENUE MIX:

Year Ended June 30,
(IN THOUSANDS, EXCEPT PERCENTAGES)         1996          1995          1994
- --------------------------------------------------------------------------------
Software                             $24,682  54%  $24,583  58%  $22,917  65%
Hardware                                  --   --       94   --    1,819   5%
Service and Support                   21,077  46%   18,151  42%   10,750  30%
- --------------------------------------------------------------------------------
Total                                $45,759 100%  $42,828 100%  $35,486 100%
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Software license fees and related revenue remained flat in 1996 compared to increases of 7% and 11% in 1995 and 1994, respectively. License fees decreased as a percentage of total revenue from 58% and 65% in 1995 and 1994, respectively, to 54% of total revenue in 1996. Management anticipates software license fee growth to improve and, therefore, no longer decrease as a percentage of total revenue. Fourth quarter software and license fee revenue in 1996 increased 24% and was 57% of total revenue. International revenue accounted for approximately 18% of net revenue in fiscal 1996 in comparison to 11% and 10% in 1995 and 1994, respectively. Development of international markets has taken longer than the Company originally anticipated. However, with the recent conversion of distributors to subsidiary operations in Australia and the Netherlands and the acquisition of a French sales and distribution operation in August, 1996, management continues to believe international markets represent significant growth opportunities for the Company and remains committed to the continued development of its international sales distribution channels.

Service and support revenue increased 16% in 1996 to $21.1 million from $18.2 million in 1995 and $10.8 million in 1994. Service and support revenue is comprised of installation, implementation, training, consulting, systems integration and software product maintenance and support. The continued increase in service and support revenue is primarily attributable to the growth in licensed Symix installations worldwide and the Company's expanding service organization. Service revenue made up 46% of total revenue in 1996, compared to 42% and 30% in 1995 and 1994, respectively. Deferred revenue on the Company's balance sheet relating to support and maintenance contracts, increased from $5,571,000 at June 30, 1995 to $5,786,000 at June 30, 1996.

Revenue on these contracts is recognized ratably over the contract period. With management's emphasis on growing future software license fee revenue, the Company does not expect the service revenue to continue to increase as a percentage of total revenue.

The Company has continued to de-emphasize its hardware sales in 1996 due to low margins on hardware. The Company, however, continues to participate in joint marketing activities with UNIX hardware manufacturers. This shift from hardware selling has not had a significant impact on the Company's ability to market Symix software and services.

COST OF REVENUE
Total cost of revenue as a percentage of net revenue decreased to 34% for the year ended June 30, 1996 from 35% and 36% for the years ended June 30, 1995 and 1994, respectively. License fee and turnkey systems cost of revenue was 28% of license fee and turnkey revenue in 1996 compared to 28% in 1995 and 30% in 1994, while service, support and maintenance costs of revenue decreased to 42% of service, support and maintenance revenue in 1996 compared to 44% in 1995 and 47% in 1994. The decrease in license fee cost of revenue is primarily due to a shift of field programming resources from specific customer needs development to the Company's overall development program.

The decrease in service cost of revenue as a percentage of related revenue in 1996 compared to prior years is primarily due to the increase in Symix installations and corresponding customer service renewals, from which the Company was able to realize increased benefit on primarily fixed costs of providing these services.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
Selling, general, and administrative expenses decreased 12% in 1996 compared to
increases of 31% and 24% in 1995 and 1994, respectively.   Selling, general, and
administrative expenses as a percent of net revenue were 49%, 60% and 55% for the same respective periods. The decrease in selling, general, and administrative expenses in 1996 was the result of general expense controls, improved productivity of the North American sales force and improved margins on international operations as the Company continues to expand in newer markets, particularly in Asia Pacific.

In the first quarter of fiscal year 1996, the Company recognized restructuring and other non-recurring charges of $506,000 which consisted of primarily severance payments related to operational changes and costs associated with reorganizing the European sales channel.

RESEARCH AND DEVELOPMENT
Total research and product development expenses, including amounts capitalized, were $5,963,000 and 13% of net revenue for the year ended June 30, 1996 in comparison to $5,163,000 and 12% of net revenue in 1995 and $3,768,000 and 11% of net revenue in 1994. The Company capitalized $2,290,000, $1,419,000, and $1,179,000 for the years ended June 30, 1996, 1995 and 1994, respectively. Software development costs capitalized in a given period are dependent upon the nature and stage of the development process and are capitalized in accordance with Statement of Financial Accounting Standards No. 86. In addition to the software development costs capitalized in fiscal 1996 is $1.0 million for a purchase of existing technology. The increase in overall research and development expenditures is due to planned staff expansion and re-allocation of programming resources relating directly to the Company's development of Symix SyteLineTM (a new client/server, graphical user interface product developed from previous versions of the Company's core product and introduced in March, 1996), and the increased development focus on interfacing with third party software products.

PROVISION FOR INCOME TAXES
The effective tax rates for the years ended June 30, 1996, 1995 and 1994 were 38%, (39%) and 36%, respectively. The reduced effective tax rate in 1994 compared to the other years was primarily due to the amount of foreign taxable earnings in countries with considerably lower effective rates, thereby reducing the Company's overall tax rate.

LIQUIDITY AND CAPITAL RESOURCES
The Company's financial position remains strong. Cash provided by operations increased to $6.9 million in 1996 from $3.0 million in 1995 and $3.5 million in 1994. The increase in cash from operations in 1996 resulted primarily from the substantial improvement in earnings over the previous year. Trade accounts receivable days sales outstanding were 76 days at June 30, 1996 in comparison to 97 days at June 30, 1995. The increase in cash provided by operations in 1996 was partially offset by increased additions to purchased and capitalized software, resulting in an increase in cash from $4.5 million at June 30, 1995 to $6.8 million at June 30, 1996.

Working capital was $7.5 million at June 30, 1996 compared to $6.4 million and $9.5 million at June 30, 1995 and 1994, respectively. The increase in working capital in 1996 is primarily attributable to the positive cash flow for the year. The decrease in working capital in 1995 was the result of an increase in deferred revenue due to the increased Symix customer base and renewed service contracts.

In addition to its present working capital, the Company has, with a bank, a $6.0 million unsecured revolving line of credit that expires in fiscal year 1998. To date, no amounts have been drawn under the line. It is expected that the Company's continued expansion of its operations and products will result in additional requirements for cash in the future. The Company, however, anticipates that existing sources of liquidity, cash flow from operations, and the bank credit line will be sufficient to satisfy anticipated cash needs for the next twelve months.

QUARTERLY RESULTS

                                                                                 Three months ended
                                                    June 30,  Mar. 31,  Dec. 31, Sept. 30,  June 30,  Mar. 31,  Dec. 31, Sept. 30,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                   1996      1996      1995      1995      1995      1995      1994      1994
- ----------------------------------------------------------------------------------------------------------------------------------
NET REVENUE                                          $13,204   $11,165   $11,571    $9,819   $11,207   $10,613   $12,819   $(8,189
Cost of revenue                                        4,553     3,758     3,568     3,799     3,441     4,037     4,122     3,282
- ----------------------------------------------------------------------------------------------------------------------------------
   Gross margin                                        8,651     7,407     8,003     6,020     7,766     6,576     8,697     4,907
Operating Expenses
Selling, general,
  and administrative                                   6,514     5,410     5,757     4,730     6,526     6,101     6,714     6,223
Research and
  product development                                  1,086       968       762       857     1,066       945     1,035       698
Restructuring and other
  unusual charges                                         --        --        --       506        --        --        --        --
- ----------------------------------------------------------------------------------------------------------------------------------
   Total operating expenses                            7,600     6,378     6,519     6,093     7,592     7,046     7,749     6,921
- ----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                1,051     1,029     1,484       (73)      174      (470)      948    (2,014)
Other income net                                          60        46        62        53        81       148        55        30
- ----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before
  income taxes                                         1,111     1,075     1,546       (20)      255      (322)    1,003    (1,984)
- ----------------------------------------------------------------------------------------------------------------------------------
Provision (benefit) for
  income taxes                                           363       430       618        (8)       99      (123)      411      (797)
- ----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                    $   748   $   645   $   928    $  (12)  $   156   $  (199)  $   592   $(1,187)
- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE                            $  0.12   $  0.11   $  0.17    $ 0.00   $  0.03   $ (0.04)  $  0.11   $ (0.21)

Weighted average common
  and common share equivalents
  outstanding                                          6,008     5,714     5,556     5,450     5,480     5,392     5,536     5,698
- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------



The Company believes that inflation has not had a material effect on its operations. The Company's sales are primarily denominated in U.S. dollars and other foreign currency risk is considered minimal.

QUARTERLY RESULTS
The following table sets forth certain unaudited operating results for each of the eight quarters ended June 30, 1996. This information has been prepared by the Company on the same basis as the audited, consolidated financial statements, and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly this information when read in conjunction with the Company's audited, consolidated financial statements and the notes thereto.

The Company's results of operations have fluctuated on a quarterly basis. The Company's expenses, with the principal exception of sales commissions and certain components of cost of revenue, are generally fixed and do not vary with revenue. As a result, because the Company plans and commits its resources in advance of its planned revenue level, any shortfall of actual revenue in a given quarter would adversely affect net earnings for that quarter by a significant portion of the shortfall.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995:

The statements in this Annual Report to Shareholders which are not historical fact are forward looking statements that involve important assumptions, risks, uncertainties and other factors which could cause the Company's actual results for fiscal year 1997 and beyond to differ materially from those expressed in such forward looking statements. These important factors include, without limitation, product demand and market acceptance, the effect of economic conditions, the impact of competitive products, foreign currency fluctuations, pricing and other assumptions, risks, uncertainties and factors disclosed in the Company's filings with the Securities and Exchange Commission.

REPORT OF MANAGEMENT

The integrity of the consolidated financial statements and other financial information contained in this Annual Report is the responsibility of the management of the Company. The accompanying financial statements have been prepared in accordance with generally accepted accounting principles, and reflect the effects of certain estimates and judgments made by management.

The Company maintains an effective system of internal accounting controls that is designed to provide reasonable assurance that transactions are properly recorded and executed in accordance with management's authorization, and that the assets of the Company are safeguarded. The system is continuously monitored by management, and includes segregation of duties, appropriate selection and training of personnel, and communication of policies and procedures consistent with the highest principles of business ethics and conduct. The Audit Committee of the Board of Directors, which includes two outside directors, meets periodically with management and the independent auditors to review accounting, reporting, and auditing matters. The Committee approves the selection of the independent auditors.

The Company's consolidated financial statements have been audited by Ernst & Young LLP, independent auditors.



/s/ Lawrence J. Fox                    /s/ Stephen A. Sasser

Lawrence J. Fox                        Stephen A. Sasser
CHAIRMAN OF THE BOARD AND              PRESIDENT AND
CHIEF EXECUTIVE OFFICER                CHIEF OPERATING OFFICER


REPORT OF INDEPENDENT AUDITORS

Board of Directors
Symix Systems, Inc.

We have audited the accompanying consolidated balance sheets of Symix Systems, Inc. and Subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Symix Systems, Inc. and Subsidiaries at June 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.


                                       /s/ Ernst & Young LLP

Columbus, Ohio
July 30, 1996,
except for Note C and Note J, as to which the date is August 27, 1996


CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   Year Ended June 30,

(IN THOUSANDS, EXCEPT PER SHARE DATA)         1996         1995           1994
- --------------------------------------------------------------------------------
License fees and turnkey systems          $24,682      $24,677        $24,736
Service, maintenance and support           21,077       18,151         10,750
- --------------------------------------------------------------------------------
  Net revenue                              45,759       42,828         35,486
License fees and turnkey systems            6,840        6,845          7,525
Service, maintenance and support            8,838        8,037          5,075
- --------------------------------------------------------------------------------
  Cost of revenue                          15,678       14,882         12,600
- --------------------------------------------------------------------------------
  Gross margin                             30,081       27,946         22,886
Selling, general, and administrative       22,411       25,564         19,505
Research and product development            3,673        3,744          2,589
Restructuring and other unusual
  charges - Note G                            506           --             --
- --------------------------------------------------------------------------------
  Total operating expenses                 26,590       29,308         22,094
- --------------------------------------------------------------------------------
  Operating income (loss)                   3,491       (1,362)           792
Other income, net                             221          314            122
- --------------------------------------------------------------------------------
  Income (loss) before income taxes         3,712       (1,048)           914
Provision (benefit) for income
  taxes - Note F                            1,404         (410)           330
- --------------------------------------------------------------------------------
  Net Income (loss)                       $ 2,308      $  (638)       $   584
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
Earnings (loss) per share                 $  0.40     $  (0.12)       $  0.10
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
Weighted average number of common and
  common equivalent shares outstanding      5,706        5,424          5,742
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                      June 30,        June 30,
(IN THOUSANDS)                                            1996            1995
- --------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                            $ 6,774        $ 4,498
   Trade accounts receivable, less allowance for
      doubtful accounts of $450 in 1996 and $550
      in 1995                                            11,429         10,917
   Inventories                                              312            272
   Prepaid expenses                                         522            296
   Other receivables                                        117            153
   Refundable income taxes                                   --            237
   Deferred income taxes                                    230            337
- --------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                  19,384         16,710
- --------------------------------------------------------------------------------
OTHER ASSETS:
   Capitalized software, net of accumulated
      amortization of $4,311 in 1996 and
      $3,150 in 1995                                      4,660          2,531
   Deferred income taxes                                  1,004            892
   Deposits and other assets                                472            552
- --------------------------------------------------------------------------------
                                                          6,136          3,975
- --------------------------------------------------------------------------------
EQUIPMENT AND IMPROVEMENTS:
   Furniture and fixtures                                 2,294          2,235
   Computer and other equipment                           8,078          6,713
   Leasehold improvements                                 1,187          1,190
- --------------------------------------------------------------------------------
                                                         11,559         10,138
   Less allowance for depreciation and amortization       6,616          4,754
- --------------------------------------------------------------------------------
                                                          4,943          5,384
- --------------------------------------------------------------------------------
   TOTAL ASSETS                                         $30,463        $26,069
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable and accrued expenses - Note H       $ 5,163        $ 3,908
   Customer deposits                                        242            670
   Deferred revenue                                       5,786          5,571
   Income-tax payable                                       518             --
   Current portion of lease obligations                     137            198
- --------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                             11,846         10,347

LEASE OBLIGATIONS, less current portion - Note B             --            137

DEFERRED INCOME TAXES                                     1,515          1,077

SHAREHOLDERS' EQUITY - NOTE C
   Common stock, authorized 20,000 shares; issued
      5,826 shares at June 30, 1996, and 5,750
      shares at June 30, 1995, respectively; at
      stated capital amounts of $.01 per share               58             58
   Preferred stock, authorized 1,000 shares; none
      issued and outstanding
   Capital in excess of stated value                     10,985         10,614
   Retained earnings                                      7,379          5,156
- --------------------------------------------------------------------------------
                                                         18,422         15,828


   Less: Common stock in treasury: 304 shares in
      1996 and 1995, at cost                              1,320          1,320
- --------------------------------------------------------------------------------
   TOTAL SHAREHOLDERS' EQUITY                            17,102         14,508
- --------------------------------------------------------------------------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $30,463        $26,069
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                           Year Ended June 30,
(IN THOUSANDS)                                                    1996           1995           1994
- ----------------------------------------------------------------------------------------------------
   Increase (decrease) in cash
OPERATING ACTIVITIES
Net income (loss)                                              $ 2,308         $ (638)        $  584
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
      Depreciation, amortization and write down of
         intangible assets                                       3,064          2,755          1,811
      Provision for losses (recoveries) on accounts receivable    (100)            50           (122)
      Provision for deferred income taxes                          433           (390)           148
      Changes in operating assets and liabilities:
         Trade accounts receivable                                (467)        (1,986)        (1,172)
         Prepaid expenses and other receivables                   (190)            97           (122)
         Inventories                                               (40)            40            (69)
         Deposits and other assets                                  80           (112)          (319)
         Accounts payable and accrued expenses                   1,255            865            518
         Customer deposits                                        (428)            70            294
         Deferred revenues                                         215          1,810          1,875
         Income taxes payable/refundable                           755            406             37
- ----------------------------------------------------------------------------------------------------
           NET CASH PROVIDED BY OPERATING ACTIVITIES             6,885          2,967          3,463

INVESTING ACTIVITIES
Net purchases of equipment and improvements                     (1,463)        (2,519)        (2,180)
Additions to purchased and capitalized software                 (3,290)        (1,573)        (1,178)
- ----------------------------------------------------------------------------------------------------
           NET CASH USED BY INVESTING ACTIVITIES                (4,753)        (4,092)        (3,358)

FINANCING ACTIVITIES
Proceeds from issuance of shares on exercise of stock options      371             89             21
Principal payments on long-term obligations                       (197)          (224)          (208)
Purchases of treasury stock                                         --           (767)          (553)
- ----------------------------------------------------------------------------------------------------
           NET CASH PROVIDED BY (USED BY) FINANCING ACTIVITIES     174           (902)          (740)

Effect of exchange rate changes on cash                            (30)            (5)           (36)
Net increase (decrease) in cash                                  2,276         (2,032)          (671)
Cash and cash equivalents at beginning of period                 4,498          6,530          7,201
- ----------------------------------------------------------------------------------------------------
           CASH AND CASH EQUIVALENTS AT END OF PERIOD          $ 6,774         $4,498        $ 6,530
- ----------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information:
Cash paid (received) during the period for:
   Interest                                                    $    49         $   49        $    62
   Income taxes (net of refunds)                                   189           (499)            78
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY




                                                                                                             Cumulative
                                                              Common Stock    Capital in Excess    Retained  Translation  Treasury
(IN THOUSANDS)                                             Shares      Amount   of Stated Value    Earnings   Adjustment     Stock
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT JULY 1, 1993                                   5,604         $56           $10,327      $5,336        $(104)
Issuance of shares on exercise of stock options               26                            21
Tax benefit on stock options exercised                                                      36
Purchase of treasury stock                                                                                                $  (553)
Equity adjustment from foreign currency
  translation                                                                                                       (62)
Net income                                                                                             584
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT JUNE 30, 1994                                  5,630          56            10,384       5,920         (166)     (553)
Issuance of shares on exercise of stock options              120           2                88
Tax benefit on stock options exercised                                                     142
Purchase of treasury stock                                                                                                   (767)
Equity adjustment from foreign currency
  translation                                                                                                        40
Net (loss)                                                                                            (638)
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT JUNE 30, 1995                                  5,750          58            10,614       5,282         (126)   (1,320)
Issuance of shares on exercise of stock options               76                           306
Tax benefit on stock options exercised                                                      65
Equity adjustment from foreign currency
  translation                                                                                                       (85)
Net income                                                                                           2,308
- ----------------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1996                                  5,826         $58           $10,985      $7,590        $(211)  $(1,320)
- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------



See notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION: The accompanying financial statements include the accounts of Symix Systems, Inc., and its wholly owned subsidiaries and its proportionate share of a joint venture, after elimination of intercompany accounts and transactions.

ORGANIZATION: Symix Systems, Inc. designs, develops, markets and supports a fully integrated manufacturing, planning and financial software system. The software was developed for make-to-order and mixed-mode production manufacturers. Among the key industries which use the Symix applications are industrial equipment, fabricated metals, electronics and furniture/fixtures.

Founded in 1979, Symix is headquartered in Columbus, Ohio, employing more than 350 people, with direct sales and support offices in the Americas, Europe, and Asia Pacific. Refer to the back cover for a complete listing of Symix corporate and regional headquarter locations.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION: Revenue for all periods presented are accounted for in accordance with AICPA Statement of Position 91-1, "Software Revenue Recognition." Revenue is derived principally from the sale of internally produced software products and short-term maintenance and support agreements from software sales. Revenue from software license fees and turnkey systems is generally recognized upon shipment of product to the customer. Revenue from maintenance and support agreements is billed periodically, deferred, and recognized ratably over the life of the agreements. Revenue from consulting, education, and other services is recognized as the services are provided.

The Company establishes allowances to provide for uncollectible trade receivables and anticipated adjustments to amounts previously billed.

CAPITALIZED SOFTWARE: Capitalized software is stated at the lower of cost or net realizable value. The Company capitalizes the cost of purchased software and the qualifying internal cost of developing its software products in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalized software costs are amortized by the straight-line method using estimated useful lives of three years. Amortization expense was $1,161,000, $874,000, and $629,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

INVENTORIES: Inventories consist primarily of software products that are held for resale. The Company values inventory at the lower of cost or market. Cost is determined using the specific identification method.

EQUIPMENT AND IMPROVEMENTS: Equipment and improvements are stated on the basis of cost. Provisions for depreciation and amortization are computed by the straight-line method over the estimated lives of the related assets. Depreciation expense was $1,895,000, $1,600,000, and $1,176,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

FOREIGN OPERATIONS: The Company's international operations constitute 18% and 11% of consolidated net revenue, and 14% and 13% of consolidated identifiable assets as of and for the years ended June 30, 1996 and 1995, respectively.

FOREIGN CURRENCY TRANSLATION: Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end rates of exchange. Revenues and expenses are translated at the average exchange rates for the periods and capital accounts have been translated using historic rates. The resulting translation adjustments are recorded as an adjustment to shareholders' equity.

INCOME TAXES: The Company accounts for income taxes under the liability method pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under the liability method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EARNINGS PER SHARE: Earnings per share is computed using the weighted average number of common shares outstanding during each period plus dilutive common stock equivalents (stock options) using the treasury stock method. Fully diluted earnings per share have not been presented as the differences are insignificant.

STOCK-BASED COMPENSATION: During 1995 the Financial Accounting Standards Board issued Statement 123, "Accounting for Stock-based Compensation". This Statement sets forth standards for accounting for stock-based compensation or allows companies to continue using Accounting Principles Board Opinion APB No. 25 with additional disclosures in the notes to the consolidated financial statements. It is the Company's intention to continue using APB No. 25 with additional disclosures in the notes beginning in fiscal 1997.

PREFERRED STOCK: The Company's Articles of Incorporation authorize 1,000,000 shares of preferred stock at no par value. The Board of Directors will determine the rights and preferences of these shares. Presently, no preferred shares are issued and outstanding.

CASH AND CASH EQUIVALENTS: The Company considers all demand deposits and highly liquid investments with a maturity of three months or less as cash equivalents.

Reclassification: Certain reclassifications have been made to conform to the 1996 presentation.

NOTE B - LEASES
The Company has entered into certain operating lease agreements for the rental of office facilities and computer equipment. The facility leases provide for annual rentals which are subject to escalation for increased operating costs.

Amounts expensed under all operating lease agreements were: $1,884,000, $1,735,000, and $1,707,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

The Company has several capital lease agreements for certain office furniture and equipment with an aggregate cost of $1,082,000. Related accumulated amortization on these assets aggregated $1,050,000 and $859,000 at June 30, 1996 and 1995, respectively. Amortization on these assets is included in the Company's depreciation expense.

The following is a schedule of future minimum lease payments required under these capital and operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 30, 1996:

(IN THOUSANDS)                                      Capital         Operating
Fiscal Years                                         Leases            Leases

- --------------------------------------------------------------------------------
1997                                                   $140            $1,725
1998                                                                    1,758
1999                                                                    1,565
2000                                                                    1,338
2001                                                                    1,178
- --------------------------------------------------------------------------------
Total minimum payments                                 $140            $7,564
Less amount representing interest                         3
- ------------------------------------------------------------
Present value of future minimum
  lease payments                                       $137
- ------------------------------------------------------------
- ------------------------------------------------------------


NOTE C - COMMON STOCK AND STOCK OPTIONS
On July 8, 1996, shareholder approval was obtained to amend the Company's Amended Articles of Incorporation to increase its authorized shares from 6,000,000 to 21,000,000, of which 20,000,000 will be common shares and 1,000,000 will be preferred shares.

On August 27, 1996 the Board of Directors approved a 2-for-1 share split, effected in the form of a share distribution of one share for each share outstanding, effective on a September 10, 1996 record date. All share data and references to Symix common stock have been retroactively restated to reflect the increased number of Symix common shares outstanding.

The Company has a non-qualified stock option plan ("the Plan") that provides for the granting of options to officers and other key employees for shares of common stock at purchase prices of not less than the fair market value on the date of the grant as determined by the Board of Directors. The maximum number of common shares which may be optioned under the Plan was 2,653,070 as of June 30, 1996. Options under the Plan generally vest over periods of up to four years and must be exercised within ten years of the date of grant.

The Company also has a non-qualified stock option plan for Key Executives ("Key Executives Plan"). A total of 400,000 shares of common stock are designated for issuance under the Key Executives Plan. The Compensation Committee of the Board of Directors is authorized to set the price and terms and conditions of the options granted under the Key Executives Plan. Options under the Key Executives Plan must be exercised within ten years of the date of the grant.

The Company also has a Stock Option Plan for Outside Directors ("Outside Directors Plan"). The Outside Directors Plan provides for the issuance of options for 20,000 shares of stock to each Outside Director upon his/her election to the Board of Directors. A total of 200,000 shares of common stock may be issued under the Outside Directors Plan. Options under the Outside Directors Plan vest immediately and must be exercised within ten years of the date of grant.

Information with respect to options granted under the three Plans is as follows:

                                                                      Exercise
                                                   Number of             Price
                                                      Shares         Per Share
- --------------------------------------------------------------------------------
Outstanding at July 1, 1993                          653,464      $0.25 - 7.50
Granted                                              352,000       4.13 - 4.88
Cancelled                                           (173,798)      1.78 - 6.50
Exercised                                            (25,730)       .53 - 1.78
- --------------------------------------------------------------------------------
Outstanding at June 30, 1994                         805,936        .25 - 7.50
Granted                                              262,000       3.63 - 5.13
Cancelled                                           (285,004)      3.38 - 6.50
Exercised                                           (119,844)       .25 - 3.38
- --------------------------------------------------------------------------------
Outstanding at June 30, 1995                         663,088       1.16 - 7.50
Granted                                              813,000       3.82 - 7.22
Cancelled                                           (188,938)      3.63 - 7.50
Exercised                                            (77,648)      1.78 - 5.63
- --------------------------------------------------------------------------------
OUTSTANDING AT JUNE 30, 1996                       1,209,502      $1.16 - 7.22
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

At June 30, 1996, options for 301,750 shares were exercisable, and 712,396 shares remained available for grant.


NOTE D - EMPLOYEE BENEFITS PLAN
The Company has a 401 (k) plan that covers substantially all employees over 21 years of age. The Company contributes to the plan based upon employee contributions and may make additional contributions at the discretion of the Board of Directors. The Company made contributions to this plan of approximately $196,000, $118,000 and $88,000 for the years ended June 30, 1996, 1995 and 1994, respectively.


NOTE E - LINE OF CREDIT
In May 1996, the Company negotiated a $6.0 million unsecured revolving line of credit with a bank that expires in fiscal year 1998, convertible to a five year term loan at any time on or before April 30, 1998. As of June 30, 1996, there were no borrowings on the line of credit.

NOTE F - INCOME TAXES
SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

For the years ended June 30, 1996, 1995 and 1994, domestic operations contributed approximately $4.0 million, $184,000 and $1.5 million to pre-tax earnings, respectively, while foreign affiliates generated losses of $348,000, $1.2 million, and $549,000 for the same periods.

Income taxes are summarized as follows:

                                             Year Ended June 30,

(IN THOUSANDS)                      1996           1995           1994
- --------------------------------------------------------------------------------
Current:
   Federal                        $1,772          $(136)          $232
   State and local                   149              4             40
   Foreign                           242             73            (71)
- --------------------------------------------------------------------------------
                                   1,163            (59)           201

Deferred:
   Federal, state and local          546            141            277
   Foreign                          (305)          (492)          (148)
- --------------------------------------------------------------------------------
                                     241           (351)           129
- --------------------------------------------------------------------------------
                                  $1,404          $(410)          $330
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

During the years ended June 30, 1996, 1995, and 1994 the Company recorded a tax benefit of approximately $65,000, $142,000, and $36,000, respectively, in connection with the exercise of stock options. The benefit, which was due to the difference in the fair market value and the exercise price of the options at the date of exercise, was recorded as an increase in capital in excess of stated value.

The sources of significant timing differences which give rise to deferred taxes are as follows:

                                             Year Ended June 30,

(IN THOUSANDS)                      1996           1995           1994
- --------------------------------------------------------------------------------
Depreciation/amortization           $338           $105           $151
Allowance for doubtful accounts       39            (20)            40
Adjustments for accruals              74            (29)             4
Leases                                77             88             82
Losses related to investment in
   foreign affiliates               (305)          (492)          (148)
Other, net                            18             (3)            --
- --------------------------------------------------------------------------------
                                    $241          $(351)          $129
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities as of June 30, 1996 and 1995 are as follows:

                                                               June 30,

(IN THOUSANDS)                                          1996              1995
- --------------------------------------------------------------------------------
Current deferred tax assets:
   Allowance for doubtful accounts                    $  177            $  216
   Customer deposits                                       3
   Accrued liabilities                                    50               121
- --------------------------------------------------------------------------------
   Total current deferred tax assets                  $  230            $  337
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
Long-term deferred tax assets:
   Foreign losses                                     $1,004            $  892
- --------------------------------------------------------------------------------
   Total                                              $1,004            $  892
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Long-term deferred tax liabilities:
   Capitalized software                               $1,347            $  903
   Capitalized leases                                    371               294
- --------------------------------------------------------------------------------
   Total long-term deferred liabilities                1,718             1,197

Long-term deferred tax assets:
   Book over tax depreciation                            201                98
   Accrued liabilities                                     2                22
- --------------------------------------------------------------------------------
   Total long-term deferred assets                       203               120
- --------------------------------------------------------------------------------
     Net long-term deferred liabilities               $1,515            $1,077
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

The long-term deferred tax assets pertaining to foreign losses are net operating loss carryforwards for certain foreign subsidiaries which the Company believes will be utilized in future tax periods.

The Company's effective tax rate differs from the statutory U.S. federal income tax rate as follows:

                                             Year Ended June 30,

(IN THOUSANDS)                      1996           1995           1994
- --------------------------------------------------------------------------------
Federal income tax
   statutory rate                     34%           (34%)           34%

State and local income taxes
   net of federal tax benefit          4              1              5

Foreign operations taxed at
   rates different from U.S.
   federal statutory rate              1             (4)            (2)
Other                                 (1)            (2)            (1)
- --------------------------------------------------------------------------------
                                      38%           (39%)           36%
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

NOTE G - RESTRUCTURING AND OTHER UNUSUAL CHARGES
During the first quarter of fiscal 1996, the Company incurred restructuring and other non-recurring charges of $506,000 consisting primarily of severance payments related to operational changes and costs associated with reorganizing the European sales channel.

NOTE H - ACCOUNTS PAYABLE AND ACCRUED EXPENSES
Accounts payable and accrued expenses are summarized as follows:

                                                               June 30,

(IN THOUSANDS)                                          1996              1995
- --------------------------------------------------------------------------------
Accounts payable                                      $2,065            $1,254
Accrued commissions & bonus                            1,455               834
Third party payables                                     525               856

Other                                                  1,118               964
- --------------------------------------------------------------------------------
                                                      $5,163            $3,908
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

NOTE I - LITIGATION
On June 22, 1995, the Company filed an action in the Court of Common Pleas of Franklin County, Ohio against the former president and former senior vice president of the Company. The claims asserted in this litigation arise out of and relate primarily to the termination of the former president's employment with, and the resignation of the former senior vice president from, the Company. These individuals have filed counterclaims against the Company seeking total damages in excess of $5.3 million. Management of the Company believes the claims and counterclaims asserted by the former president and former senior vice president are without merit. The Company believes it has valid defenses against the claims and counterclaims and intends to vigorously defend its position. No liability has been recorded in connection with this contingency. The Company does not believe that the ultimate resolution of the matter will have a material adverse effect on its financial condition or results of operations. The Company is currently not involved in any other legal proceedings.


NOTE J - SUBSEQUENT EVENT
On August 8, 1996, the Company acquired a French company, GSI Industrie, for $1.64 million of which $820,000 was paid in cash at closing with the remaining balance being payable in three equal annual installments beginning August 1997. GSI Industrie is a manufacturing software specialist which will serve as a sales, service and support operation for the Company in France. Total assets acquired were $2.8 million with annual revenues approximating $4.0 million.

BOARD OF DIRECTORS

LAWRENCE J. FOX
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
Symix Systems, Inc.

STEPHEN A. SASSER
PRESIDENT AND CHIEF OPERATING OFFICER
Symix Systems, Inc.

LARRY L. LIEBERT
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
L Corporation

JAMES RUTHERFORD
PRESIDENT
Wingset, Inc.

JOHN T. TAIT
MANAGING GENERAL PARTNER
B.P.A. Consultants

DUKE W. THOMAS
PARTNER
Vorys, Sater, Seymour and Pease

[PHOTO]
Standing (left to right): Lawrence W. DeLeon, Otto Offereins, Robert J. McLaughlin and Robert D. Williams. Seated: Stephen A. Yount and Catherine K. DeRosa. Inset Photos (left to right): Simon Gainsford and Trevor Smith.

COMPANY OFFICERS

LAWRENCE J. FOX
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

STEPHEN A. SASSER
PRESIDENT AND CHIEF OPERATING OFFICER

LAWRENCE W. DELEON
VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY

CATHERINE K. DEROSA
VICE PRESIDENT OF MARKETING

ROBERT J. MCLAUGHLIN
VICE PRESIDENT OF PROFESSIONAL SERVICES

OTTO OFFEREINS
VICE PRESIDENT OF DEVELOPMENT AND SUPPORT

ROBERT D. WILLIAMS
VICE PRESIDENT - HUMAN RESOURCES

STEPHEN A. YOUNT
VICE PRESIDENT AMERICAS SALES

SIMON GAINSFORD
VICE PRESIDENT - ASIA/PACIFIC

TREVOR SMITH
VICE PRESIDENT EUROPE REGION

STOCK INFORMATION

MARKET PRICE INFORMATION
The table below presents the high and low prices for Symix Systems, Inc., common shares as reported by NASDAQ for fiscal 1996 and 1995.


1996                                                  High                 Low
- --------------------------------------------------------------------------------
FIRST QUARTER                                       6-5/16             3-13/16
SECOND QUARTER                                       5-3/4                   5
THIRD QUARTER                                       7-7/16                   5
FOURTH QUARTER                                       8-5/8                   7


1995                                                  High                 Low
- --------------------------------------------------------------------------------
First Quarter                                        5-3/8               4-5/8
Second Quarter                                           5               3-3/8
Third Quarter                                        4-3/8              3-7/16
Fourth Quarter                                       4-3/8               3-3/4

The closing price on June 30, 1996 was 7-7/8. As of June 30, 1996, there were approximately 94 shareholders of record, and the Company believes there are more than 1,700 beneficial shareholders. The Company has not declared or paid cash dividends on its capital stock. The Company currently intends to retain any earnings for its use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

ANNUAL MEETING
The 1996 Annual Meeting of Shareholders will be held at 9:00 a.m., local time, on November 1, 1996, at Corporate Headquarters, 2800 Corporate Exchange Drive, Columbus, Ohio.

NASDAQ SYMBOL
The Company's common stock is traded on the NASDAQ National Market System under the symbol "SYMX".

TRANSFER AGENT AND REGISTRAR
The Huntington National Bank
Huntington Center
41 South High Street
Columbus, OH  43287

INVESTOR CONTACT
Analysts and investment professionals seeking financial information about the Company should contact:
     Lawrence DeLeon
     Vice President
     Chief Financial Officer and Secretary
     Symix Systems, Inc.
     2800 Corporate Exchange Drive
     Columbus, Ohio  43231
     614-523-7379
     fax: 614-895-2972
     email: lardel(AT)symix.com

MEDIA AND OTHER INQUIRIES
Media representatives, and persons seeking general information about the Company should contact the Marketing Communications Manager or access the Company's home web page on the Internet.
     Mark Wallinger
     Marketing Communications Manager
     Symix Systems, Inc.
     2800 Corporate Exchange Drive
     Columbus, Ohio  43231
     614-523-7243
     fax: 614-895-2504
     http://www.symix.com

REQUESTS FOR FORM 10-K INFORMATION AND INDIVIDUAL SHAREOWNER QUESTIONS REGARDING STOCK OWNERSHIP
Copies of the Company's Form 10-K, filed with the Securities and Exchange Commission for the most recent fiscal year, provide additional information and are available to shareholders at no charge, upon written request to:
     Symix Systems, Inc.
     Attention: Cathy Smith
     2800 Corporate Exchange Drive
     Columbus, Ohio  43231
     614-523-7178
     fax: 614-895-2972
     email: catsmi(AT)symix.com

                             SYMIX -REGISTERED TRADEMARK-
                                    SYSTEMS, INC.

SYMIX CORPORATE AND REGIONAL HEADQUARTERS

CORPORATE HEADQUARTERS
Symix Systems, Inc.
2800 Corporate Exchange Drive
Columbus, Ohio 43231
614-523-7000
Fax: 614-895-2504
http://www.symix.com

ASIA/PACIFIC
Symix Computer Systems (Singapore) Pte. Ltd.
24 Raffles Place #26-05
Clifford Centre
Singapore 048621
011-75-737-4680
Fax: 011-75-736-4596

CANADA
Symix Computer Systems, Inc.
2700 Matheson Boulevard East
Suite 201, East Tower
Mississauga, Ontario L4W 4V9

EUROPE
Symix Computer Systems, Inc.
25 Amber Business Village
Amington, Tamworth
Staffordshire B77 4RP
England
011-44-1827-310960
Fax: 011-44-1827-310961

[photo:  laptop computer and coffee cup]